Exhibit 12
Southern Company Gas
Statement Setting Forth Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
Dollars in millions	2016	2015	2014	2013	2012	2011
Earnings from continuing operations before income taxes (1)	$231	$580	$922	$482	$418	$300
Add:
Fixed charges (see “B” below)	101	184	188	189	202	146
Amortization of capitalized interest (2)	—	—	—	—	—	1
Distributed income of equity investees	2	6	8	3	13	—
Less:
Interest capitalized (2)	2	2	—	—	1	1
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	14	20	18	18	15	14
Adjusted earnings (A)	$318	$748	$1,100	$656	$617	$432

Fixed charges
Interest on long-term debt	$94	$176	$185	$182	$177	$101
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	4	2	(4)	(5)	12	38
Estimated interest components of rentals	3	6	7	12	13	7
Total fixed charges (B)	$101	$184	$188	$189	$202	$146

Ratio of earnings to fixed charges (A)/(B)	3.15	4.07	5.85	3.47	3.05	2.96

(1)	Excludes distributed income of equity investees.

(2)	Includes interest capitalized and related amortization for our nonregulated segments.